Exhibit 10.1

OFFICER EMPLOYMENT AGREEMENT

This Officer Employment Agreement (this "***Agreement***"), by and between Independence Holding Company, a Delaware corporation (the "***Company***"), and Mr. Roy T.K. Thung, an individual resident in the State of New York (the "***Employee***"), is made as of May 11, 2011.

Recitals

A.   The Employee is the Chief Executive Officer and President of the Company and Chairman of the Company's Board of Directors.

B.   The Employee and the Company are parties to that certain Retirement Benefit Agreement, dated as of September 30, 1991, as amended (the "***Retirement Agreement***").

C.   The Company wishes to employ the Employee, and the Employee wishes to be employed by the Company, in the capacity and on the terms and conditions set forth herein.

Terms and Conditions

In consideration of the mutual covenants contained herein, along with other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. **Employment**

    1.1.   Term of Employment. The initial term of the employment agreed to hereunder shall commence on the date hereof and shall end at 11:59 p.m., New York City local time, on December 31, 2014 (the "***Initial Term***"); provided, however, that such term of employment shall be automatically extended for successive two-year (2) year periods thereafter (each, a "***Renewal Period***"), unless the Company or the Employee shall, at least one hundred twenty (120) days prior to the expiration of the then-applicable term, have given written notice (a "***Non-Renewal Notice***") to the other party that such employment term shall not be so extended, in which case no such extension shall occur. The Initial Term together with each Renewal Period, if any, are collectively referred to herein as the "***Covered Employment Term***."

    1.2.   Term of Agreement. The term of this Agreement shall commence on the date hereof and shall continue until any and all obligations of any party hereto to any other party hereto shall have been performed in-full or validly waived pursuant to the applicable provisions hereof (the "***Agreement Term***").

    1.3.   Nature of Duties. The Employee shall be employed by the Company as its Chief Executive Officer and President and Chairman of the Board of Directors. Except as provided herein, the Employee shall work exclusively for the Company and its corporate affiliates and shall, at each moment in time, have the actual authority, powers and duties with the Company customarily associated with the officer position the Employee then holds (the "***Duties***"). The Employee shall devote his full business time and effort to the performance of his duties for the Company and its corporate affiliates, which he shall perform faithfully and to the best of his ability. At all times during which the Employee remains an employee of the Company, the Employee shall, if elected, serve as a member of the Company's board of directors and, at the request of the Company's corporate Secretary, as an officer or director of any other affiliate or subsidiary of the Company, in each case without additional remuneration therefor. The

Employee shall be subject to the Company's policies, procedures and approval practices, as generally in effect and as the same may be modified from time-to-time.

1.4. Place of Performance. The Employee shall, at all times, be based only in the Company's offices maintained within seventy-five (75) miles of New York, New York, and shall be capable of performing all duties of the Employee that the Company shall require of him (in accordance with the other terms hereof) in such office, except for required travel in the ordinary course of business of frequency not greater than is reasonable, equitable and customary within the applicable industry for executives of similar responsibility, under the circumstances.

2. Compensation

2.1. Base Salary. The Company and its affiliates shall pay the Employee a base salary at the annual rate in effect as of the date hereof (as the same may be adjusted upward from time to time in the Company's sole and absolute discretion, the "***Base Salary***"). The Base Salary shall be paid in conformity with the Company's usual salary payment practices, as then generally in effect.

2.2. Periodic Bonus. In addition, the Employee may, in the Company's sole and absolute discretion, receive a periodic bonus. Any such bonus shall be payable pursuant to the Company's customary practice. For purposes of clarity: the bonus referenced in this Section 2.2 is purely discretionary, may or may not be paid in respect of any particular time period, and the payment of any such bonus shall not be construed or interpreted as guaranteeing or otherwise affecting the payment of any subsequent bonus. Any bonus paid under this Section 2.2 shall be referred to herein as a "***Periodic Bonus***."

2.3. Strategic and Long-Term Incentive. In addition, the Company shall pay to the Employee a cash incentive in amount and upon such event as set forth on Annex A hereto, which Annex is incorporated into this Agreement and hereby made a legal part hereof. Any cash incentive paid under this Section 2.3 shall be referred to herein as a "***Strategic and Long-Term Incentive***."

2.4. Benefits. In addition, the Employee shall be entitled to participate in all employee benefit plans and programs, including paid vacations, to the same extent generally available to, and then in effect for, the Company's other officers, in accordance with the terms of those plans and programs, as the same may be modified, from time to time.

2.5. Expenses. In addition, the Employee shall be entitled to receive prompt reimbursement for all reasonable and customary travel and business expenses incurred in connection with his employment, but must incur and shall account for those expenses in accordance with the policies and procedures established by the Company.

2.6. Additional Compensation. In addition, the Employee shall continue to receive such perquisites incident to employment (if any) as have been provided to the Employee during the one (1) year preceding the entering into of this Agreement.

3. Termination; Change in Control

3.1. Rights and Duties. If the Employee's employment by the Company is terminated, he shall be entitled to the amounts or benefits shown below, subject to the balance of this Section 3. Any provision of Section 2 hereof to the contrary notwithstanding, in the event of such a termination, the Company and the Employee shall have no further obligations to each other under this Agreement, except (i) as set forth in this Section 3, (ii) the Employee's obligations under Section 4 and (iii) the mutual arbitration obligations and other rights and obligations set forth under Section 5, all of which shall survive any such termination.

3.2. Qualifying Terminations. Any of the following events resulting in a cessation of the Employee's employment by the Company during the Covered Employment Term shall constitute a "***Qualifying Termination***": (i) discharge by the Company without Cause (as hereinafter defined); (ii) the Employee's resignation with Good Reason; (iii) the Employee's death; or (iv) the Employee's Permanent Disability.

3.3. Disqualifying Terminations. Any of the following events resulting in a cessation of the Employee's employment by the Company during the Agreement Term shall constitute a "***Disqualifying Termination***": (i) discharge by the Company with Cause; or (ii) the Employee's resignation without Good Reason.

3.4. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

    (A) "***Cause***" exists upon any of the following:

        (i) the Employee's refusal to perform the Duties, as the Duties exist as of the date hereof (other than by reason of physical or mental illness, injury, or condition), after the Employee has been given notice by the Company of such default and a reasonable opportunity to cure same;

        (ii) the Employee's material failure to comply with applicable, material Company policies, as in effect as of the date hereof, after the Employee has been given notice of such failure and a reasonable opportunity to cure same;

        (iii) the Employee's breach of any of his obligations under Section 4 of this Agreement; or

        (iv) the Employee's conviction of a felony or the Employee's commission of any crime involving financial or accounting fraud upon the Company, its corporate affiliates or their respective clients or policyholders.

    (B) "***Change in Control***" means, with respect to an entity:

        (i) the purchase or other acquisition by any person, entity or group of persons, within the meaning of Section 13(d) or Section 14(d) of the Securities Exchange Act of 1934, as amended (or any comparable successor provision, the "***Exchange Act***"), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of fifty percent (50%) or more of either (a) the outstanding shares of common stock (on a fully diluted basis) of such entity or (b) the combined voting power of the entity's then-outstanding voting securities entitled to vote generally in the election of directors of such entity;

        (ii) the consummation of a reorganization, merger or consolidation of such entity, in each case, with respect to which either (a) each person who was a stockholder of such entity immediately prior to such reorganization, merger or consolidation does not, immediately thereafter, owns the same percentage of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated entity as such person held immediately prior to such reorganization, merger or consolidation, or (b) persons who were stockholders of such entity immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated entity;

(iii) a liquidation or dissolution of such entity;

(iv) any transaction, as a result of which a stockholder of such entity owning more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of such entity immediately prior to such transaction does not, immediately thereafter, continue to own more than fifty (50%) of such voting power;

(v) the sale of all or substantially all of such entity's assets; or

(vi) any other sale, transfer, hypothecation or transaction or any other event, the intent of which may reasonably and equitably be construed to be to effect, or the effect of which may reasonably and equitably be construed to be, a result substantially equivalent to that of any of the foregoing (i) through (v).

(C)   "***Change in Control Event***" means any of the following: (i) the public announcement of, or the entering into of a binding agreement, by the Company, in respect of, a Change in Control of the Company; (ii) a Change in Control of the Company; or (iii) a Change in Control of the Company's ultimate parent.

(D)   "***Diminution in Responsibility***" means any of the following:

(i) a material diminution in the Employee's authority, duties and responsibilities or the assignation to the Employee of duties and responsibilities that are materially inconsistent with the Employee's apparent authority or title with the Company, considered equitably under the circumstances and with reference to officers with similar titles at companies within the Company's industry; or

(ii) other circumstances that would constitute "constructive termination" under applicable employment law.

(E)   "***Good Reason***" means any of the following:

(i) the Company's breach of any material provision of this Agreement, after the Company has been given notice of such breach and a reasonable opportunity to cure such breach;

(ii) a change in the Employee's officer title;

(iii) the occurrence of a Diminution of Responsibility;

(iv) the Employee's receipt of a Non-Renewal Notice; or

(v) the occurrence of a Change in Control Event.

(F)   "*Lump Sum Severance Payment*" means an amount in cash equal to the result of multiplying (i) the Monthly Severance by (ii) the Severance Period.

(G)   "*Monthly Severance*" means an amount equal to the result of dividing (i) the average aggregate cash compensation (*i.e.*, Base Salary plus Periodic Bonus, but not including any Additional Compensation) received by the Employee from the Company during the then-applicable preceding five (5) completed calendar years, excluding any Strategic and Long-Term Incentive paid to the Employee during such period, by (ii) twelve (12).

(H)   "*Permanent Disability*" means Employee's inability substantially to perform his duties and responsibilities under this Agreement by reason of any physical or mental incapacity for a period of one-hundred-eighty (180) consecutive days, or two or more periods of ninety (90) consecutive days each in any seven hundred twenty (720) day period.

(I)   "*Severance Period*" means a number of months equal to the aggregate number (not necessarily continuous) of completed years of service as an employee of the Company or of any of its corporate affiliates.

3.5.   Severance Payments.

(A)   Qualifying Termination. In the event of a Qualifying Termination, the Employee, subject (except in the case of the Employee's death) to the Employee's continued and uninterrupted adherence to the provisions of Section 4 hereof (for such duration as stated in Section 4) and the Employee's (or his Estate's) execution of a release in form and substance reasonably acceptable to the Company, shall immediately be entitled to receive the Lump Sum Severance Payment, subject only to the Company's withholding obligations under applicable laws. In addition, any provision hereof or in any other document to the contrary notwithstanding, immediately upon any Qualifying Termination, each and every equity or equity-based compensation award then held by the Employee shall be fully and completely vested and exercisable, and any condition or restriction upon the Employee's full right and title thereto (subject to the payment of any exercise price required pursuant to such award's terms) shall lapse and terminate.

(B)   Disqualifying Termination. In the event of a Disqualifying Termination, the Employee shall not be entitled to any payments or benefits after the date of such termination, except for (i) payments or extensions of benefits required under applicable laws and (ii) payments of compensation and reimbursement of expenses (in accordance with the terms hereof and the Company's customary and reasonable practices) properly accrued as of such date.

4.   Covenants of Employee

4.1.   Non-Compete. The Employee agrees that, during the Covered Employment Term plus the longer of any Severance Period and one (1) year following any termination of the Employee's employment by the Company, the Employee (including any entity controlled by the Employee, and any agent or employee of the Employee) shall not, directly or indirectly, as an owner, employee or otherwise, compete with either the business of the Company as then conducted (collectively, the "*Prohibited Field*"), or, directly or indirectly, own, manage or control, or participate in the ownership, management, or control of any corporation, partnership, proprietorship, firm, association or other business entity which so competes. For purposes of clarity, this Section 4.1 prohibits actual competition with the Company within the Prohibited Field and/or employment with a competitor of the Company in any position or consulting arrangement in which the Employee's duties relate in any material way to business activities in competition with the Company in the Prohibited Field. The restrictions set forth in this paragraph extend to the entire United States of America.

4.2. Non-Solicit. The Employee agrees that, during the Covered Employment Term plus the longer of any Severance Period and one (1) year following any termination of the Employee's employment by the Company, the Employee shall not solicit for employment (or assist with such solicitation) any employee or former employee of the Company or any of its subsidiaries. The restrictions set forth in the foregoing sentence apply to the solicitation of any person who is or, within one (1) year before the termination of the Employee's employment by the Company, was an employee of the Company or its subsidiary (as the case may be). Additionally, the Employee agrees, during any Severance Period, not to solicit (or assist with such solicitation) any customer or client of the Company or of its subsidiaries, if such solicitation or assistance could reasonably be expected to result in diversion of revenues from the business of the Company its subsidiary (as the case may be). For the purpose of the restrictions set forth in the foregoing sentence, the terms "customer" and "client" include any person, private entity or governmental entity (or employee or agent thereof), within or outside the United States of America, with whom the Company its subsidiaries does or has done business within the one (1) year preceding the termination of the Employee's employment by the Company.

4.3. Confidentiality. During the Covered Employment Term and thereafter, (i) the Employee will not divulge, transmit or otherwise disclose (except as legally compelled by court order, and then only to the extent required, after prompt notice to the Company of any such order), directly or indirectly, other than in the regular and proper course of business of the Company, any confidential knowledge or information with respect to the operations, finances, organization or employees of the Company or its subsidiaries or affiliates, or with respect to confidential or secret processes, services, techniques, customers or plans with respect to the Company or its subsidiaries or its affiliates, including, but not limited to, producer lists, pricing information and customer lists; and (ii) the Employee will not use, directly or indirectly, any confidential information for the benefit of anyone other than the Company; provided, however, that the Employee has no obligation, express or implied, to refrain from using or disclosing to others any such knowledge or information which is or hereafter shall become available to the public other than through disclosure by the Employee. All new processes, techniques, know-how, inventions, plans, products, patents and devices developed, made or invented by the Employee, alone or with others, while an employee of the Company which are related to the business of the Company, shall be and become the sole property of the Company, unless released in writing by the Company, and the Employee hereby assigns any and all rights therein or thereto to the Company.

4.4. Proprietary Rights. All files, records, correspondence, memoranda, notes or other documents (including, without limitation, those in computer-readable form) or property relating or belonging to the Company or its subsidiaries and affiliates, whether prepared by the Employee or otherwise coming into his possession in the course of the performance of his services under this Agreement, shall be the exclusive property of Company and shall be delivered to Company and not retained by the Employee (including, without limitations, any copies thereof) upon termination of the Employee's employment by the Company for any reason whatsoever.

4.5. Equitable Relief. The Employee acknowledges that a breach of the covenants contained in this Section 4 may cause irreparable damage to the Company and its subsidiaries and its affiliates, the exact amount of which will be difficult to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, the Employee agrees that if he breaches any of the covenants contained in this Section 4, in addition to any other remedy which may be available at law or in equity, the Company shall be entitled to specific performance and injunctive relief. The parties agree that venue and jurisdiction for any civil action seeking any of the remedies provided in this Section 4.5 shall be exclusively in the state or federal courts located in New York, and that any such action shall be governed by and adjudicated under New York law.

4.6. <u>Acknowledgements</u>. The Company and the Employee further acknowledge that the time, scope, geographic area and other provisions of this Section 4 have been specifically negotiated by sophisticated commercial parties and agree that all such provisions are reasonable under the circumstances of the activities contemplated by this Agreement. In the event that the agreements in this Section 4 shall be determined by any court of competent jurisdiction to be unenforceable by reason of their extending for too great a period of time or over too great a geographical area or by reason of their being too extensive in any other respect, they shall be interpreted to extend only over the maximum period of time for which they may be enforceable and/or over the maximum geographical area as to which they may be enforceable and/or to the maximum extent in all other respects as to which they may be enforceable, all as determined by such court in such action.

4.7. <u>Further Assurances</u>. The Employee agrees to cooperate with the Company, during the Covered Employment Term and thereafter (including following the Employee's termination of employment for any reason), by making himself reasonably available to testify on behalf of the Company or any of its subsidiaries or affiliates in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and to assist the Company or any affiliate or subsidiary thereof, in any such action, suit, or proceeding, by providing information and meeting and consulting with the Company's Board of Directors or its representatives or counsel, or representatives or counsel to the Company or any subsidiary or affiliate thereof as reasonably requested; <u>provided</u>, <u>however</u> that the same does not materially interfere with his then-current professional activities and is not contrary to the best interests of the Employee. The Company agrees to reimburse the Employee, on an after-tax basis, for all expenses actually incurred in connection with his provision of testimony or assistance.

4.8. <u>Non-Disparagement</u>. The Employee agrees that, during the Covered Employment Term and thereafter, (including following the Employee's termination of employment for any reason) he will not make statements or representations, or otherwise communicate, directly or indirectly, in writing, orally, or otherwise, or take any action which may, directly or indirectly, disparage the Company or any of its subsidiaries or affiliates or their respective officers, directors, employees, advisors, businesses or reputations. Notwithstanding the foregoing, nothing in this Agreement shall preclude the Employee from making truthful statements or disclosures that are required by applicable law, regulation or legal process.

5. General Provisions

5.1. <u>Governing Law</u>. The laws of the State of New York (without giving effect to its conflict of laws principles) will govern all matters arising out of or relating to this Agreement and the transactions it contemplates, including, without limitation, its interpretation, construction, performance and enforcement.

5.2. <u>Notices</u>

(A) <u>Requirement of a Writing; Permitted Methods of Delivery</u>. Each party giving or making any notice, request, demand or other communication (each, a "***Notice***") pursuant to this Agreement shall give such Notice in writing and use one of the following methods of delivery: (i) personal delivery; (ii) registered or certified mail (in each case, return receipt requested and postage prepaid); (iii) nationally recognized overnight courier (with all fees prepaid); or (iv) facsimile.

(B)   Addressees and Addresses. Any party giving a Notice shall address the Notice to the appropriate person at the receiving party (the "*Addressee*") at the address listed on the signature page of this Agreement or to another Addressee or another address as designated by a party in a Notice given pursuant to this Section 5.2.

(C)   Effectiveness of a Notice. A Notice is effective only if the party giving the Notice has complied with Sections 5.2 (A) and (B) of this Agreement and if the Addressee has received the Notice. A Notice shall be deemed to have been received as follows:

(i)   if a Notice is delivered in person, then upon delivery to the recipient's address;

(ii)   if a Notice is sent by registered or certified U.S. Mail or nationally recognized overnight courier, three (3) business days after being mailed or delivered to such courier;

(iii) if a Notice is sent by facsimile, upon receipt by the party giving the Notice of an acknowledgment or transmission report generated by the machine from which the facsimile was sent indicating that the facsimile was sent in its entirety to the Addressee's facsimile number; or

(iv)   if the Addressee rejects or otherwise refuses to accept the Notice, or if the Notice cannot be delivered because of a change in address for which no Notice was given, then upon the rejection, refusal or inability to deliver the Notice.

5.3.   Arbitration. All controversies and claims arising under or relating to this Agreement, or the relationships or transactions contemplated hereby, are to be resolved by arbitration in accordance with the rules of the American Arbitration Association before a panel of three (3) arbitrators selected in accordance with those rules. Any such arbitration is to be conducted in New York, New York. Such arbitrators are to apply the laws of the State of New York, without regard to its conflict of laws principles. Each party shall submit to any court of competent jurisdiction for purposes of enforcing any award, order or judgment. Any award, order or judgment pursuant to the arbitration is final and may be entered and enforced exclusively in any New York state or federal court of competent jurisdiction. The arbitration specified in this Section 5.3 is intended to be the exclusive remedy available to each such party to this Agreement, except as set forth in Section 4.5.

5.4.   Amendments. The parties hereto may amend this Agreement only by a written agreement of all the parties hereto that identifies itself as an amendment to this Agreement.

5.5.   Waivers

(A)   No Oral Waivers. The parties hereto may waive this Agreement or any part hereof only by a writing executed by the party or parties against whom the waiver is sought to be enforced.

(B)   Effect of Failure, Delay or Course of Dealing. No failure or delay (i) in exercising any right or remedy, or (ii) in requiring the satisfaction of any condition, under this Agreement, and no act, omission or course of dealing between the parties shall operate as a waiver or estoppel of any right, remedy or condition.

(C)   Each Waiver for a Specific Purpose. A waiver made in writing on one occasion shall be effective only in that instance and only for the purpose stated therein. A waiver once given shall not be construed as a waiver of any future occasion.

5.6.   Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect, so long as the essential terms and conditions of this Agreement for each party hereto remain valid, binding and enforceable.

5.7.   Entire Agreement. Except as expressly stated in this Agreement: (i) this Agreement constitutes the final agreement among the parties hereto; (ii) it is the complete and exclusive expression of the parties' agreement on the matters contained in this Agreement; (iii) all prior and contemporaneous negotiations and agreements among and between the parties on the matters contained in this Agreement are hereby expressly merged into and superseded by this Agreement; (iv) the provisions of this Agreement may not be explained, supplemented or qualified through evidence of trade usage or a prior course of dealings; (v) in entering into this Agreement, neither party hereto has relied upon any statement, representation, warranty or agreement of the other party; and (vi) there are no conditions precedent to the effectiveness of this Agreement.

5.8.   Counterparts. The parties hereto may execute this Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the parties need not appear on the same counterpart, and delivery of an executed counterpart signature page by facsimile is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement. This Agreement is effective upon delivery of one executed counterpart from each party hereto to each other party.

5.9.   Third-Party Beneficiaries.   Other than as expressly stated herein, this Agreement does not, and is not intended to, confer any rights or remedies upon any person other than the signatories.

5.10. Successors. This Agreement shall be binding upon, and shall inure to the benefit of, the Employee and the Employee's estate.   The Employee may not assign or pledge this Agreement or any rights arising hereunder, except to the extent permitted under the terms of the benefit plans in which the Employee participates. The Company may assign this Agreement without the Employee's consent to any successor to its business that agrees in writing to be bound by this Agreement, after which assignment any reference to the "Company" in this Agreement shall be deemed to be a reference to such successor, and the Company thereafter shall have no further primary, secondary or other responsibilities, obligations or liabilities under this Agreement of any kind.

5.11. Additional Acknowledgements

(A)   THE EMPLOYEE ACKNOWLEDGES THAT ALL UNDERSTANDINGS AND AGREEMENTS BETWEEN THE COMPANY AND THE EMPLOYEE RELATING TO THE SUBJECTS COVERED BY THIS AGREEMENT ARE CONTAINED IN IT AND THAT THE EMPLOYEE HAS ENTERED INTO THIS AGREEMENT VOLUNTARILY AND NOT IN RELIANCE ON ANY PROMISES OR REPRESENTATIONS BY THE COMPANY OTHER THAN THOSE CONTAINED IN THIS AGREEMENT.

(B)   THE EMPLOYEE FURTHER ACKNOWLEDGES THAT THE EMPLOYEE HAS CAREFULLY READ THIS AGREEMENT, THAT THE EMPLOYEE UNDERSTANDS ALL OF IT, AND THAT THE EMPLOYEE HAS BEEN GIVEN THE OPPORTUNITY TO DISCUSS THIS AGREEMENT WITH THE EMPLOYEE'S PRIVATE LEGAL COUNSEL AND HAS AVAILED

HIMSELF OF THAT OPPORTUNITY TO THE EXTENT THE EMPLOYEE WISHES TO DO SO. THE EMPLOYEE UNDERSTANDS THAT BY SIGNING THIS AGREEMENT THE EMPLOYEE IS GIVING UP HIS RIGHT TO A JURY TRIAL AS TO CLAIMS ASSERTED PURSUANT TO SECTION 5.3.

5.12. 409A Tax Liability.

(A)   This Agreement is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended ("***Section 409A***") or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a "separation from service" under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Employee on account of non-compliance with Section 409A.

(B)   Notwithstanding any other provision of this Agreement, if at the time of the Employee's termination of employment, he is a "specified employee," determined in accordance with Section 409A, any payments and benefits provided under this Agreement that constitute "nonqualified deferred compensation" subject to Section 409A that are provided to the Employee on account of his separation from service shall be delayed for six (6) months. Any payments that would otherwise have been made during such six-month period shall be paid in a lump sum within fifteen (15) days after the end of such six-month period without interest. If the Employee dies during such six-month period, any delayed payment shall be paid to the Employee's estate in a lump sum within fifteen (15) days following the Employee's death.

(C)   To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Agreement shall be provided in accordance with the following:

(i)   the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year;

(ii)   any reimbursement of an eligible expense shall be paid to the Employee on or before the last day of the calendar year following the calendar year in which the expense was incurred; and

(iii)   any right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.

(D)   Any tax gross-up payments provided under this Agreement shall be paid to the Employee on or before December 31st of the calendar year immediately following the calendar year in which the Employee remits the related taxes.

5.13. <u>Retirement Agreement</u>. The Retirement Agreement, and each and every provision thereof, remains in full force and effect, and no provision of the Agreement is intended to modify, waiver or amend any provision of the Retirement Agreement.

[Signature page follows.]

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Exhibit 10.1

THE PARTIES HERETO, INTENDING TO BE LEGALLY BOUND, have executed this Agreement as of the date first set forth above.

Independence Holding Company, a Delaware corporation	**Mr. Roy T.K. Thung**, an individual resident in the State of New York

By: */s/ David T. Kettig*   */s/ Roy T.K. Thung*
Name: Mr. David T. Kettig
Title: Chief Operating Officer and Senior Vice President

485 Madison Avenue, 14th Floor
New York, New York 10022
Attn: General Counsel

Telephone No.: (212) 355-4141
Facsimile No.: (212) 504-0894

44 Balmoral Crescent
White Plains, New York 10607

Telephone No.: (914) 319-0922

[P:\LEGAL\Vandervoort\Secure\DMSW\Thung Officer Employment Agreement.doc]

Exhibit 10.1

Annex A

Strategic and Long-Term Incentive

Capitalized terms used herein have the definition given to them in the Officer Employment Agreement to which this document is annexed.

1. Upon the sale, transfer, hypothecation, license or like disposition (each, a "*Sale*") of any asset of the Company (or of its subsidiary), whether owned by the Company (or its subsidiary) as of the date of the Agreement or acquired thereafter, whether by merger, asset sale or otherwise, to any party other than a corporate affiliate of the Company as of the date of the Agreement, occurring (or with respect to which negotiations or discussions incept) during the Covered Employment Term, the Company shall, promptly upon (but in no event later than ninety (90) days after) the consummation thereof pay to the Employee an amount in cash equal to the result of multiplying (a) the result of subtracting (i) the Adjusted Book Value (as defined below) of such asset as of March 31, 2011 (or, if later acquired by the Company or its subsidiary, as of the date of such acquisition) from (ii) the sale (express or implied) price of such asset, by (b) three percent (3%). Any provision of this Annex A to the contrary notwithstanding, to the extent that the result derived from the multiplication described in the immediately preceding sentence is less than zero, such result shall carry forward and shall be deducted from any future Strategic and Long-Term Incentive payment that would otherwise have been to the Employee under Section 2.3 of the Agreement.

2. In addition, upon any termination (by either the Employee or the Company) of the Employee's employment by the Company, other than a termination by the Company for Cause, the Company shall promptly (but in no event later than ninety (90) days following such termination) pay to the Employee (or his estate, as the case may be) an amount in cash equal to the result of multiplying (a) the increase in total Termination Adjusted Book Value (as defined below) of the Company's consolidated assets from the date of the Agreement to the date of such termination, by (b) three percent (3%).

3. As used above, the following terms have the following meanings: (i) "*Adjusted Book Value*" means book value, equitably adjusted for any dividend, distribution, share issuance, share buy-back, recapitalization, reorganization or similar transaction resulting in a change to the Company's capital since March 31, 2011 such that the resulting calculation is made as though any such event had not occurred; and (ii) "*Termination Adjusted Book Value*" means Adjusted Book Value less any increase in book value directly resulting from the Company's receipt of proceeds of any Sale. For the avoidance of doubt: it is the intent of the parties hereto to make adjustment to the applicable usage of "book value" so that neither the Employee is deprived of the value of the bargain embodied herein as a result of any unforeseen circumstance or change that would formally operate to defeat the intent hereof, nor the Company unfairly obligated to make any "double payment" to the employee.

4. All provisions of Sections 1, 2 and 3 above shall be construed equitably and in utmost good faith with respect to the intent of the parties embodied in the provisions of such Sections. All accounting terms used in this document are intended to have the meaning given them under generally accepted accounting principles in the U.S., except as otherwise expressly stated.